UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Embraer Receives American Airlines Order for up to 150 Aircraft

São José dos Campos, Brazil, December 12, 2013 – Embraer announced today that it has received a firm order for 60 E175 jets from American Airlines, Inc. The contract also includes options for another 90 E175s, taking the total order potential up to 150 aircraft. The firm orders, which have a value of USD 2.5 billion at list price, will be included in Embraer’s 2013 fourth-quarter backlog.

“We are delighted with this remarkable order from American Airlines, one of the most respected and renowned airlines worldwide. American achieved impressive results with the ERJ 145 aircraft family, and we are sure that will continue with the E175, the most fuel efficient, cost effective, and passenger friendly 76 seater in the market today—which makes the E175 the clear choice of North American airlines, and proven with hundreds of orders this year,” said Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation. “Embraer is honored to provide the new American with the E175, and it is committed to supporting the development of the new airline, to which we wish great success.”

American Airlines will configure the E175s with 12 First Class, 20 Main Cabin Extra and 44 Main Cabin seats, with a total of 76 seats. The delivery of the first aircraft is scheduled for the first quarter of 2015.

“It’s been an exciting week for American Airlines,” said Kenji Hashimoto, American Airlines Senior Vice President – Regional Carriers. “Now that we’ve closed our merger with US Airways, we can deliver a top tier regional product that offers a First Class cabin, Main Cabin Extra and in-flight Wi-Fi – important elements of an improved flying experience for our customers. These new regional jets are also a big win for our employees at our wholly owned subsidiary, and will greatly improve economic efficiencies by lowering operating costs.”

During 2013, including this order from American Airlines, Embraer has received firm orders and options for more than 700 E-Jets from U.S. airlines for both current-generation and the E-Jets E2s.

As the leader in the 70 to 130-seat segment, Embraer continues to invest in the E-Jets family, which is flown by some 65 airlines from 45 countries. The Company has begun implementing a series of enhancements to the E175, including new wingtips, systems optimization, and aerodynamic refinements that will lower fuel burn by up to 5%. Longer maintenance intervals and component improvements will increase aircraft productivity and lower maintenance costs.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

About American Airlines Group

American Airlines Group (NASDAQ: AAL) is the holding company for American Airlines and US Airways. Together with American Eagle and US Airways Express, the airlines operate an average of nearly 6,700 flights per day to 339 destinations in 54 countries from its hubs in Charlotte, Chicago, Dallas/Fort Worth, Los Angeles, Miami, New York, Philadelphia, Phoenix and Washington, D.C. American’s AAdvantage and US Airways Dividend Miles programs allow members to earn and redeem miles for travel and everyday purchases as well as flight upgrades, vacation packages, car rentals, hotel stays and other retail products. American is a founding member of the oneworld® alliance, whose members and members-elect serve 981 destinations with 14,244 daily flights to 151 countries. Connect with American on Twitter @AmericanAir or Facebook.com/AmericanAirlines and follow US Airways on Twitter @USAirways and on Facebook.com/USAirways.

About Embraer Commercial Aviation

Embraer is the world’s leading manufacturer of commercial jets that seat up to 130 passengers. Nearly 900 aircraft from the 37, 44 and 50-seat ERJ 145 family of regional jets have been delivered to airlines since their introduction in 1996. The E-Jets family includes four larger aircraft that have between 70 and 130 seats. The E170, E175, E190 and E195 set the standard in their category with their advanced engineering, high degree of efficiency, spacious, ergonomic cabins with two-by-two seating, and attractive operating economics. Since E-Jets entered revenue service in 2004, Embraer has received more than 1,350 firm orders for the aircraft family. More than 1,000 have been delivered. Some 65 airlines from 45 countries are currently flying E-Jets or have confirmed future deliveries. The aircraft are flying in low-cost, regional and mainline business applications.

In 2013, Embraer launched E-Jets E2, the second generation of its E-Jets family of commercial aircraft comprised of three new airplanes – E175-E2, E190-E2, E195-E2 – seating from 70 to 130 passengers. The E190-E2 is expected to enter service in the first half of 2018. The E195-E2 is slated to enter service in 2019 and the E175-E2 in 2020.

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer